UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockfleet Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1402
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine Corrigan
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine M. Corrigan _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Rockfleet Financial Services, Inc. _____ , as

of March 31 _____ , 20 21 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

President & CEO
_____
Title

_____
Notary Public

EDYTA BARAN
NOTARY PUBLIC STATE OF NEW YORK
PUTNAM
LIC. #01BA6267534
COMM. EXP. 08/20/20 24

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rockfleet Financial Services, Inc.

STATEMENT OF FINANCIAL CONDITION

as of March 31, 2021

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: **609-570-5526**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Rockfleet Financial Services, Inc.

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Rockfleet Financial Services, Inc. as of March 31, 2021, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Rockfleet Financial Services, Inc. as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Rockfleet Financial Services, Inc.'s management. My responsibility is to express an opinion on Rockfleet Financial Services, Inc.'s financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Rockfleeet Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as Rockfleet Financial Services, Inc.'s auditor since 2014.

Michael T. Remus, CPA
Hamilton Square, New Jersey
June 18, 2021


ROCKFLEET FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2021

ASSETS


Assets

Cash	$	141,119
Secured demand note		500,000
Accounts receivable		53,565
Deposit at clearing		25,000
Fixed assets, net of accumulated depreciation		2,625
Prepaid expense		393
Security deposit		1,410
Other receivables		7,313
Total Assets	$	731,425


LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities

Accounts payable and accrued expenses	$	5,818
Payable to broker / dealers		6,262
PPP Loan		3,475
Subordinated liabilities		620,000
Total Liabilities		635,555

Stockholders' Equity

Common stock, $0 no Par Value, 10,000 shares	
authorized, 4,258 shares issued and outstanding	2,756,867
Retained earnings (deficit)	(2,660,997)
Total Stockholders' Equity	95,870

Total Liabilities and Stockholders' Equity	$	731,425

See accompanying notes.

1   Organization and Nature of Business

Rockfleet Financial Services, Inc. (the "Company") is a Delaware corporation conducting business as a securities broker dealer, financial advisor, and New York State registered investment adviser. The Company holds no customer funds or securities. The Company's principal business activity is the sale of securities and financial advisory services. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2   Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2021.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on management's evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at March 31, 2021 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Equipment

Equipment is stated at cost and is depreciated on a straight-line basis over its estimated useful life of 3 years. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of equipment are included in income.

(f) Revenue Recognition

Revenues include fees for financial advisory services, underwriting activities, placement agency fees, commissions, and gains and losses on secondary market sales.

The Company engages in the underwriting of securities for issuers that use the proceeds from the sale of such securities for purposes specified in the issuer's offering document. Pursuant to ASU 2014-19, revenues arising from the primary offering of securities for the portion of the securities the Company is contracted to purchase are recognize on the trade date.

The Company provides financial advisory services. Revenues are earned from fees arising from the rendering of financial advice. The Company recognizes financial advisory fees at a point in time when the related transaction is successfully completed, i.e., closing date, when related to an issuance. For non-transaction-related financial advisory services, the Company recognized financial advisory fees when the client is invoiced and all performance obligations have been substantially completed.

The Company defers financial advisory expenses only to the extent they are explicitly reimbursable by the financial advisory clients and records expenses when the related revenue has been recognized. Expenses reimbursed by the Company's clients are recognized as financial advisory revenues; otherwise, financial advisory expenses are recognized as they are incurred.

Fees for placement agent services are recorded when earned and are considered earned when the service has been delivered to the customer and all performance obligations have been satisfied.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at March 31, 2021 and there are no open tax years prior to 2018. In addition, no income tax related penalties or interest have been accrued for the year ended March 31, 2021.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Allowable Credits

In April 2021, the Company received a loan which is guaranteed by the U.S. Small Business Administration under the Paycheck Protection Program (PPP) of $3,475. This loan accrues interest at 1% per annum and is due two years from the date that funds were received. Management believes that all or part of this loan will be forgiven in accordance with the terms of the PPP.

(k) Subsequent Events

Management has evaluated subsequent events occurring after the statement of financial position date through the date of June 18, 2021, which is the date the financial statements were available to be issued. Based on this evaluation, Management has determined that there were no additional subsequent events to report which require disclosure in or adjustment to the financial statements.

(l) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 -   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 -   Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3 -   Inputs are unobservable for the assets or liability.

(l) *Fair Value Hierarchy- continued*

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 8 Fair Value."

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2021, the Company's net capital and required net capital were $654,039 and $100,000, respectively, resulting in a net capital excess of $554,039. The Company's net capital ratio was 0.0184 to 1.

4 Clearing Agreement with Off Balance Sheet Risk

To facilitate securities transactions on behalf of its customers, the Company enters into agreements with other broker/dealers ("Clearing Broker/Dealers") whereby the Company forwards (introduces) securities transactions to the Clearing Broker/Dealers on a fully disclosed basis. The processing, and if applicable, any financing pertaining to any introduced transactions, are performed by the Clearing Broker/Dealers.

The Company may be held responsible for any losses arising when the customers introduced by the Company to a Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

During the fiscal year ended March 31, 2021, the Company was required, according to an agreement to maintain a $25,000 deposit with a Clearing Broker/Dealer of which $25,000 had been made to assure the Company's performance under this agreement. The minimum clearing charges will be $1,500 per month.

5   Credit Risk and Concentrations

The Company is engaged in various trading and brokerage activities in which the counter-parties primarily include broker/dealers, banks, municipalities, other financial institutions and the Company's own customers. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains its cash balance at one financial institution. The Federal Deposit Insurance Corporation insures the Company's bank account up to $250,000. The Company has not experienced any losses on this account and believes it is not subject to any significant credit risk.

6   Liabilities Subordinated to Claims of General Creditors

In March 2010, the Company entered into two separate subordinated loan agreements in the amount of $120,000. The notes are dated March 10, 2010 and March 30, 2010 and automatically roll over after their maturities dates, until terminated. On March 2, 2021, the Company entered into one secured demand note agreement in the amount of $500,000. The note matures on March 15, 2024. The subordinated lenders are shareholders of the Company.

Subordinated Loans

Due April 26, 2023	$ 65,000
Due April 27, 2023	55,000
Due March 15, 2024	500,000
	$ 620,000

The notes are payable in three years from the date of signing and bear interest at the rate of prime plus 3% subject to approval by FINRA. However, appendix D of SEC Rule 15c3-1 requires the prior written approval of FINRA before any repayment of a subordination agreement can be made. The Company has made no principal payments in the year ended March 31, 2021. In addition, to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7   Lease Commitments

The Company is not party to any noncancelable lease agreements. The total expenditures for office space for the year ended March 31, 2021 were $5,093.

8   Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

9   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of March 31, 2021, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 7 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2021 or during the year then ended.

10   Income Taxes

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry forwards at March 31, 2021 total approximately $708,939 of which $605,699 were realized in 2017 and prior and will expire on March 31, 2037 and $103,240 which were realized in 2018 and after, and may be carried forward indefinitely.

The components of the net deferred tax asset as of March 31, 2021 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$219,795
Valuation allowance	(219,795)
Net deferred tax assets	$0

The following summarizes the income tax provision (benefit):

Current:	
Federal	$0
State	0
Total current tax expense	0
Deferred:	
Federal	148,900
State	70,895
Net deferred tax assets	219,795
Change in valuation allowance	(219,795)
Total tax provision	$0

The Company has determined, based upon available evidence, that it is more likely than not that the net deferred tax asset will not be realized and, accordingly, has provided a full valuation allowance.

11   Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At March 31, 2021 the Company was in compliance with this program.

12   Accounting Developments

In February 2016, the FASB issued ASU No. 2016-02, "Leases," which replaces the existing guidance in ASC No. 840, "Leases." The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expenses recognition in the Statement of Income. The guidance is effective for annual reporting periods beginning after December 15, 2018. The Company has evaluated and adopted the new guidance on April 1, 2019. As of March 31, 2021, the Company had no leases with terms longer than twelve months.

13   Related Party Transactions

During the year ended March 31, 2021, the Company compensated two shareholders with an aggregate of 500 shares of restricted common stock in lieu of cash compensation.

The Company recognizes share based compensation expense for stock awards granted as stock compensation. Fair value is determined at the date of grant and is not re-measured unless its terms are modified such that the fair value immediately after modification exceeds the fair value immediately prior to modification. Management has determined, based on contemporaneous transactions at $1,000 per share, that the fair value of the shares granted was approximately $500,000 for the year ended March 31, 2021. No shares are expected to be repurchased in the following annual period in connection with this equity compensation. This share-based compensation is not reflected in the accompanying financial statements in accordance with ASC Topic 718 as the compensation is considered to be deferred in connection with regulatory requirements

14   COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.